

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

<u>Via E-mail</u>
Fabio Galdi
Chief Executive Officer
Halton Universal Brands
600 Brickell World Plaza, Suite 1775
Miami, FL 33132

> **Re: Halton Universal Brands, Inc.**
> **Form 8-K**
> **Filed November 4, 2014**
> **File No. 333-192156**

Dear Mr. Galdi:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note that you had assets and operations relating to your consulting business when your Form S-1 registration statement went effective on January 28, 2014. We further note that pursuant to your business combination with World Assurance Group Inc., Ms. Shmarihina and Mr. Averchenko have resigned their positions, that the registrant had no assets at the closing date, and that the new business of the registrant will be unrelated to the prior consulting business. It thus appears that Ms. Shmarihina and Mr. Averchenko placed assets and operations in connection with their consulting business into the registrant, and that those assets and operations were returned upon the completion of the business combination.

SEC Release 33-8869 (2007) states our view that "where promoters . . . of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates . . . before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered 'nominal' for purposes of the definition of shell company."

Accordingly, you appear to be have been a "shell company" as defined by Rule 405 of the Securities Act immediately before the business combination with World Assurance Group, Inc. Please amend the Form 8-K to provide the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10. Please also include the required financial statements of the business acquired and pro forma financial information, in accordance with Item 9.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief